Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

February 6, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford, Tim Buchmiller, Tracie

Mariner, and Sasha Parikh

Re:	Scienture Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2025
File No. 333-283591

Dear Mr. Crawford, Mr. Buchmiller, Ms. Mariner and Ms. Parikh:

This response letter (this “Response”) is submitted on behalf of Scienture Holdings, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated February 5, 2025 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the SEC on January 30, 2025. The Company is concurrently submitting a third amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 44

1.	We note from your response to prior comment 3 that you do not intend to use offering proceeds for your planned Phase 1 single dose study in healthy adults that you disclose on page 57. Please revise to state the source of funding for the Phase 1 trial. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comments, the Company advises the Staff that it has reconsidered the Company’s intended use of proceeds for the offering and determined that the Company intends to use a portion of the offering proceeds in connection with its planned Phase 1 single dose study in healthy adults. The Company has also determined that it will use a portion of the offering proceeds to fund clinical trials, BLA approval, and the launch of SCN-106. Furthermore, the Company intends to use a portion of the offering proceeds to fund the in-licensing and launch of yet to be identified third party products. The Company does not anticipate that it will require a material amount of other funds necessary to accomplish the specified purposes for which the proceeds are to be used as disclosed in Amendment No. 3. In this regard, the Company has revised the disclosure in the footnotes of the table set forth on page 44 of Amendment No. 3.

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.